GROUPE CLARINS

TELEFAX – PRESS RELEASE

CLARINS GROUP 2003 RESULTS

Group Finance Division **Thursday 25 March 2004**

Dear Sir or Madam,

Please find enclosed the Press Release concerning CLARINS Group 2003 Results (1 page)

We remain at your disposal for any additional information.

Sincerely yours.

Pankaj CHANDARANA
Group Finance Division

dlw 3/29

Investor Relations Department
Tel.:33 1 46 41 41 25 – Fax: 33 1 47 38 16 87 – E-mail: financials@clarins.net
www.clarins-finance.com or www.clarins.com

GROUPE CLARINS

March 25, 2004

2003, AN OUSTANDING YEAR

Consolidated Financial Highlights	2003	2002 proforma[3]	Change[1]	Like-for-like change[2]	2002
	In € Million	In € Million	%	%	In € Million
Net sales	889.1	893.1	-0.4	+7.7	922.6
Operating profit	107.2	104.9	+2.2	+23.2	87.5
Net profit excluding the Couture	64.5	73.5	-12.2	+14.2	NA
Net profit	30.3	59.6	-49.2	-16.9	59.6
Earnings per share[4]	1.26	2.27	-44.5	-	2.27
Net dividend per share[4]	0.77	0.77	-	-	0.77

2003 was an excellent year. Clarins Group sales and earnings actually exceeded initial forecasts. The contribution of commercial and financial performances which led to new market share gains and improved earnings was decisive.

Cosmetics registered organic growth in sales of 7.7%[2]. This performance was even more noteworthy in an environment marked by unfavorable economic trends (weak consumer spending, Iraq war, SARS outbreak, disrupted air traffic).

Operating profit advanced 23.2%[2] in response to strong sales combined with tight control over fixed selling and administrative expenses.
After accounting for currency fluctuations, operating profit increased 2.2% to €107.2 million. The operating margin improved to 12.1% versus 11.7% in 2002. Excluding currency effects, the operating margin was 13.4%.
This excellent performance was achieved while maintaining amounts devoted to marketing and research at high levels in accordance with Group's development strategy.

The discontinuation of Couture Thierry Mugler operations was finalized on 30 June 2003. The total after-tax cost of this discontinuation, including the corresponding net loss for the period, was €34.2 million, in line with the announcement of June 30. The estimated impact on the Group's cash position is €27.2 million.

After this extraordinary restructuring charge (eliminating a significant source of recurring losses) and currency losses (in large part unrealized), **Group net profit** came to €30.3 million versus €59.6 million in 2002.

A **Shareholders' General Meeting** will be held on May 28, 2004 at 9:30 a.m. (admission beginning 8:30) at the Pavillon d'Armenonville, Salon Longchamp, Allée de Longchamp, 75016 Paris.
Shareholders will be asked to approve a **net dividend of €0.77 per share**. This corresponds to a payout ratio of 73%. **To celebrate 50 years of Clarins and 20 years as a publicly traded company**, the Group plans to proceed with a **bonus issue in the second half.**

(1) At average exchange rates
(2) At constant exchange rates
(3) Pro forma figures include only financial data of the Cosmetics activity up to net profit excluding the Couture line
(4) Restated data